NAME OF REGISTRANT:
Templeton Global Opportunities Trust
File No. 811-05914


EXHIBIT ITEM No. 77(d): Policies With Respect to Security Investment


At the February 28, 2006 meeting of the Board of Trustees (the "Board") of Templeton Global Opportunities Trust, the Board approved certain changes to the Fund's non-fundamental investment policies. These changes, which became effective on July 17, 2006, included: (i) updating certain non-fundamental investment policies so that they conform with recent changes to the Investment Company Act of 1940, as amended; and (ii) eliminating certain non-fundamental investment policies that are no longer required by law.